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                      (SIMPSON THACHER & BARTLETT LLP LOGO)
                             ("CHINESE CHARACTERS")

                                AMERICAN LAWYERS
                             ICBC TOWER, 7(TH) FLOOR
                                  3 GARDEN ROAD
                               CENTRAL, HONG KONG
                                 (852) 2514-7600

                                      ---

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7665                                                 jpark@stblaw.com


                                                                December 7, 2005

BY HAND

Mr. Owen Pinkerton
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549


                  RE:  WIDERTHAN CO., LTD.
                       AMENDMENT NO. 3 TO FORM F-1
                       FILED DECEMBER 7, 2005
                       FILE NO. 333-129806

Dear Mr. Pinkerton:

     We are writing on behalf of our client, WiderThan Co., Ltd. (the "Company"), in response to your letter, dated December 6, 2005, containing the comments of the Staff of the Securities and Exchange Commission with respect to Amendments No. 1 and No. 2 to the Registration Statement on Form F-1 publicly filed on December 1, 2005 and December 2, 2005, respectively.

     Enclosed on behalf of the Company are ten copies of Amendment No. 3 to the Registration Statement filed with the Commission today, five of which are marked to show all revisions made to Amendment No. 2 to the Registration Statement publicly filed on December 2, 2005.

     The responses of the Company to the Staff's comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

     As you are aware, the Company has requested acceleration of effectiveness of the Registration Statement at 5:00 PM EST on December 8, 2005 and expects to price the offering shortly thereafter.

                               * * * * * * * * * *
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(SIMPSON THACHER & BARTLETT LLP LOGO)

Securities and Exchange Commission          - 2 -               December 7, 2005


Financial Statements

1. After reading your most recent response letter, we do not believe that the transactions costs related to the formation of Melody Share Corporation should be included in share-based compensation on the statements of operations. Please revise your filing to classify these costs within general and administrative expenses.


     RESPONSE

     In response to the Staff's comment, the Company has revised the financial statements included in the Registration Statement to classify the transaction costs related to the formation of Melody Share Corporation within general and administrative expenses and has made conforming changes throughout the Registration Statement.


Exhibit 5.1

2. We refer you to opinion paragraph (c). Please strike the following language from the opinion, "insofar as such statements purport to summarize Korean tax laws relating to the ADSs (as defined in the Registration Statement) and the Shares."


     RESPONSE

     In response to the Staff's comment, the Company has filed a revised opinion of counsel as Exhibit 5.1 to the Registration Statement which no longer contains the language referenced in the Staff's comment.

                               * * * * * * * * * *

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(SIMPSON THACHER & BARTLETT LLP LOGO)

Securities and Exchange Commission          - 3 -               December 7, 2005

     Please contact Paul B. Ford at Simpson Thacher & Bartlett LLP (425 Lexington Avenue, New York, New York 10017, telephone number 212-455-2870 and fax number 212-455-2502) or Jin Hyuk Park at Simpson Thacher & Bartlett LLP (7(th) floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 011-852-2869-7694), if we can be of any assistance to the Staff in connection with its review of the enclosed Amendment No. 3 to the Registration Statement. With respect to accounting matters, the Staff can also contact Mr. Richard Fuchs of PricewaterhouseCoopers at 011-44-207-212-7969 or send him an email at richard.a.fuchs@us.pwc.com.

     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

     Thank you in advance for your cooperation in connection with this matter.




                                                          Very truly yours,

                                                          /s/ Jin Hyuk Park

                                                          Jin Hyuk Park


Enclosures